Exhibit 99.3
CONSENT OF CBRE, S.A. DE C.V.
We hereby consent to the use of our name in the Annual Report on Form 20-F of Corporación Inmobiliaria Vesta, S.A.B. de C.V. and any amendments thereto (the “Annual Report”) and the references to and information contained in the appraisal reports of CBRE, S.A. de C.V. prepared for Corporación Inmobiliaria Vesta, S.A.B. de C.V., wherever appearing in the Annual Report, including but not limited to our company under the “Presentation of Financial and Other Information,” and “Business” in the Annual Report.
Dated: April 19th, 2024

CBRE, S.A. de C.V.

By:	/s/ Lyman Alan Daniels
Name:	Lyman Alan Daniels
Title:	President

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